                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transaction period from __to

Commission File Number  1-11141
                        -------

                       HEALTH MANAGEMENT ASSOCIATES, INC.
                             RETIREMENT SAVINGS PLAN

                            (Full title of the plan)






                       HEALTH MANAGEMENT ASSOCIATES, INC.
                        5811 PELICAN BAY BLVD., SUITE 500

                           NAPLES, FLORIDA 34108-2710

             (Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office)

                              Financial Statements
                           and Supplemental Schedules

                       Health Management Associates, Inc.
                             Retirement Savings Plan

                  Years ended December 31, 1996, 1995 and 1994
                       with Report of Independent Auditors

           Health Management Associates, Inc. Retirement Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                  Years ended December 31, 1996, 1995 and 1994

                                    CONTENTS

Report of Independent Auditors.........................................4

Financial Statements

Statements of Net Assets Available for Benefits........................6
Statements of Changes in Net Assets Available for Benefits.............7
Notes to Financial Statements..........................................8

Supplemental Schedules

Schedule I - Schedule of Assets Held for Investment Purposes..........17
Schedule II - Schedule of Reportable Transactions.....................18

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which were prohibited by ERISA
Section 406 or for which there is not a statutory or administrative exemption.

                         Report of Independent Auditors

The Plan Sponsor
Health Management Associates, Inc. Retirement Savings Plan

We were engaged to audit the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan ("the Plan"), as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1996 and schedule of reportable transactions for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

                                            ERNST & YOUNG LLP

May 23, 1997

          Health Management Associates, Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                                   DECEMBER 31
                                              1996             1995
                                       ---------------------------------
ASSETS

Cash                                    $           -    $      14,528
Investments                                46,032,810       32,205,707
Receivables:
  Participants' contributions                 692,543          476,290
  Sponsor's contributions                     419,387          387,927
                                       ---------------------------------
Total assets                               47,144,740       33,084,452
                                       ---------------------------------

                                       =================================
Net assets available for benefits         $47,144,740      $33,084,452
                                       =================================



See accompanying notes.

           Health Management Associates, Inc. Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                             YEAR ENDED DECEMBER 31
                                        1996         1995           1994
                                 ---------------------------------------------
Investment income:
  Net realized and unrealized
    gains on investments         $  6,523,484   $  7,120,489   $  1,518,753
  Interest and dividends              149,341        101,013         58,632
                                 ----------------------------------------------
                                    6,672,825      7,221,502      1,577,385

Contributions:
  Participants                      8,247,677      5,893,641      4,492,168
  Sponsor                           2,261,253      1,718,236      1,203,519
                                 ----------------------------------------------
                                   10,508,930      7,611,877      5,695,687

Benefit payments                   (3,113,444)    (1,783,496)    (1,797,576)
Plan expenses                          (8,023)        (5,935)        (6,403)
                                 ----------------------------------------------
Increase in net assets available
  for benefits                     14,060,288     13,043,948      5,469,093

Net assets available for
  benefits at beginning of year    33,084,452     20,040,504     14,571,411
                                 ----------------------------------------------
Net assets available for
  benefits at end of year         $47,144,740    $33,084,452    $20,040,504
                                 ==============================================

See accompanying notes.

           Health Management Associates, Inc. Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996

1. DESCRIPTION OF THE PLAN

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the Plan) provides only general information. For further description of the Plan, reference is made to the Summary Plan Description provided to all members.

GENERAL

The Plan's sponsor is Health Management Associates, Inc. (the Sponsor). The effective date of the Plan is October 1, 1990 (date of inception).

The Plan is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All eligible employees, as defined, who have attained the age of twenty-one (21) and completed one (1) year of service may elect to participate in the Plan, provided that such employee is not a person covered under a collective bargaining agreement under which retirement benefits have been the subject of good faith bargaining or are participants in any other qualified plan maintained by the Sponsor.

CONTRIBUTIONS

Each year, participants may elect to defer from 1% to 16% of compensation received during the plan year. The Sponsor makes nondiscretionary matching contributions equal to a percentage of each participants' deferred compensation. In applying such a matching percentage, only salary reductions up to 6% of total compensation shall be considered, and such sponsor matching contributions are limited to 2% of the participant's total compensation during the plan year.

           Health Management Associates, Inc., Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

In addition, the Sponsor, at the sole discretion of its Board of Directors, may make an additional contribution to the Plan. The Sponsor match is in the form of Sponsor securities, with the exception of designated hospital subsidiaries which receive the Sponsor match in cash. The Sponsor match in Sponsor securities is not subject to participant direction. During the years ended December 31, 1996, 1995, and 1994, discretionary contributions of approximately $239,000, $264,000, and $507,000, respectively, were made to the Plan.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct participant contributions in 1% increments to any of seven investment options.

        STOCK OPTION - Funds are invested in units of participation in a Qualifying Employer Securities Fund that invests solely in Sponsor securities. The Stock Fund was established on December 31, 1990. However, no participant election was available with respect to this fund until July 1, 1993. (Health Management Associates, Inc.

        Common Stock Fund).

        EQUITY OPTIONS - Funds are invested in units of participation in two pooled funds that invest primarily in common stocks of domestic compan-ies. (Nations Capital Growth Fund and Seligman Frontier Fund).

        FIXED OPTION - Funds are invested in units of participation in a pooled fund that invests in investment contracts, commercial paper, and other fixed income securities. (NationsBank Stable Capital Fund).

        BALANCED OPTION - Funds are invested in units of participation in a pooled fund that invests in common stock and U.S. Treasury and other fixed income securities.

        (Nations Balanced Assets Fund).

           Health Management Associates, Inc., Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

        INTERNATIONAL OPTION - Funds are invested in units of participation in a pooled fund that invests primarily in common stocks of foreign companies. (SoGen International Fund).

        BOND OPTION - Funds are invested in units of participation in a pooled fund that invests in bonds. (Strong Advantage Fund).

Participants may change their investment options daily.

A Nations Treasury Fund was established July 1, 1993 to invest forfeitures primarily in U.S. Treasury Obligations and repurchase agreements secured by such obligations. No participant election is available with respect to this fund.

PARTICIPANTS' ACCOUNTS

An individual account is maintained for each participant based on the value of the investment option(s) elected by the participant. The participants' account balances can be adjusted daily utilizing the Daily Choice Investment Program.

WITHDRAWALS AND PAYMENTS OF BENEFITS

Upon retirement or death, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan.

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal. If a participant separates from service before vesting, the portion of the account attributable to Sponsor contributions is not forfeited until the participant incurs a five-year break in service.

           Health Management Associates, Inc., Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS AND PAYMENTS OF BENEFITS (CONTINUED)

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Sponsor contributions. Forfeitures aggregated $557,000 at December 31, 1996.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become one hundred percent (100%) vested in the remainder of their accounts upon the occurrence of any of the following events:

        (a) The participant dies while still in service as an employee;

        (b) The participant becomes totally and permanently disabled while still in service as an employee; or
        (c) The Plan is terminated by the Sponsor.

In other cases, a gradual vesting scale applies, with one hundred percent (100%) vesting upon reaching seven (7) years of vesting service. A plan year during which an employee works for at least one thousand (1,000) hours is counted as one year of vesting service.

TERMINATION OF THE PLAN

While the Sponsor has not expressed any intent to discontinue the Plan, the Plan may be terminated for any reason at any time.

           Health Management Associates, Inc., Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the NationsBank Stable Capital Fund are included in the statements of net assets available for benefits at fair value (redemption price) as established by the Trustee. The fair values of the remaining investments in the Health Management Associates, Inc. Common Stock Fund, the Nations Capital Growth Fund, the Nations Balanced Assets Fund, the Strong Advantage Fund, the SoGen International Fund, the Seligman Frontier Fund, and the Nations Treasury Fund are based upon quoted closing prices on national stock exchanges.

CONTRIBUTIONS

Contributions from participants are recorded when payroll deductions are made. Sponsor contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted monthly to the Trustee for investment based on the investment options designated by the Plan's participants.

Discretionary Sponsor contributions accrue to the Plan when declared and are remitted prior to the date the Sponsor files its federal income tax return for the corresponding fiscal year.

INVESTMENT INCOME

All interest and dividend income is recorded on an accrual basis. Upon conversion to the Daily Choice Investment Program, investment income is added daily to the fund and income, excluding dividend distributions, for all funds except the Treasury Fund is presented as investment appreciation.

FORM 5500

Differences between the Form 5500 and the financial statements for the year ended December 31, 1996 relate to contributions receivable which are recorded on the Plan's financial statements and not included in the Form 5500. There were no differences between the Form 5500 and the financial statements for the year ended December 31, 1995.

           Health Management Associates, Inc., Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

3. INVESTMENTS

The investments of the Plan are held in trust under an agreement with NationsBank of Georgia, N.A. (the "Trustee"). The fair values of investments are as follows:

                                                         1996             1995
                                                    --------------------------

Health Management Associates, Inc. Common Stock

  Fund                                             $24,845,239(1)   $15,745,127

NationsBank Stable Capital Fund                      8,370,443(1)     7,427,382

Nations Capital Growth Fund                          8,617,795(1)     6,522,576

Nations Balanced Assets Fund                         3,357,197(1)     2,187,275

Nations Treasury Fund                                  607,943          323,347

Other                                                  234,193                -
                                                   ============================
                                                   $46,032,810      $32,205,707
                                                   ============================



(1) Investment represents 5% or more of net assets available for benefits at December 31, 1996.

           Health Management Associates, Inc., Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

During the years ended December 31, 1996, 1995 and 1994, the changes in net assets available for benefits by investment option and unallocated cash were as follows:

                                   NATIONS     NATIONS       HMA       NATIONS
                                   CAPITAL      BANK        STOCK     BALANCED
                                   GROWTH      STABLE      OPTION       ASSET
                                               CAPITAL
                                 ------------------------------------------------
Net assets available for
  benefits at January 1, 1994    $3,752,674  $5,526,937  $4,684,604  $  472,420
    Net realized and unrealized
      gains (losses) on             (88,423)    270,736   1,376,458     (40,018)
      investments

    Interest and dividend income     34,572           -           -      19,233
    Contributions:
      Participants                1,390,222   1,400,551     893,236     808,159
      Sponsor                         9,296      16,689   1,174,436       3,098
    Benefit payments               (475,816)   (662,529)   (575,811)    (83,420)
    Plan expenses                      (605)     (2,806)     (2,792)       (200)
    Fund transfers                 (313,532)    (96,963)    459,629     (31,880)
                                 ------------------------------------------------
Net assets available for          4,308,388   6,452,615   8,009,760   1,147,392
  benefits at December 31, 1994
    Net realized and unrealized

      gains on investments        1,284,207     392,779   5,124,855     318,648
    Interest and dividend income     35,559           -                  54,750
    Contributions:

      Participants                1,696,248   1,540,662   1,826,958     829,773
      Sponsor                         9,842      20,431   1,684,819       3,144
    Benefit payments               (346,347)   (652,087)   (685,954)    (99,108)
    Plan expenses                      (589)     (2,953)     (2,059)       (334)

                                            SOGEN
                                  STRONG    INTER-NATISELIGMAN  NATIONS
                                  ADVANTAGE           FRONTIER   TREASURY    CASH       TOTAL
                                 -----------------------------------------------------------------
Net assets available for
  benefits at January 1, 1994       $   -       $ -     $ -     $134,776     $    -  $14,571,411
    Net realized and unrealized
      gains (losses) on                 -         -       -            -          -    1,518,753
      investments

    Interest and dividend income        -         -       -        4,827          -       58,632
    Contributions:
      Participants                      -         -       -            -          -    4,492,168
      Sponsor                           -         -       -            -          -    1,203,519
    Benefit payments                    -         -       -            -          -   (1,797,576)
    Plan expenses                       -         -       -            -          -       (6,403)
    Fund transfers                      -         -       -      (28,819)    11,565            -
                                 -----------------------------------------------------------------
Net assets available for                -         -       -      110,784     11,565   20,040,504
  benefits at December 31, 1994
    Net realized and unrealized

      gains on investments              -          -       -            -         -    7,120,489
    Interest and dividend income        -          -       -       10,704         -      101,013
    Contributions:

      Participants                      -          -       -            -         -    5,893,641
      Sponsor                           -          -       -            -         -    1,718,236
    Benefit payments                    -          -       -            -         -   (1,783,496)
    Plan expenses                       -          -       -            -         -       (5,935)


                                   NATIONS     NATIONS       HMA       NATIONS
                                   CAPITAL      BANK        STOCK     BALANCED
                                   GROWTH      STABLE      OPTION       ASSET
                                               CAPITAL
                                 ------------------------------------------------
    Fund transfers                 (320,880)   (195,400)     311,777       (321)
                                 ------------------------------------------------
Net assets available for
  benefits at December 31, 1995   6,666,428   7,556,047   16,270,156  2,253,944
    Net realized and unrealized
      gains (losses) on           1,230,499     440,282    4,569,845    287,724
      investments

    Interest and dividend income     33,235           -            -     92,948
    Contributions:
      Participants                2,091,469   1,706,642    3,325,386  1,109,458
      Sponsor                         8,345      19,047    2,231,575      2,220
    Benefit payments               (613,110)   (790,207)  (1,496,877)  (213,250)
    Plan expenses                      (946)     (3,708)      (2,909)      (460)
    Fund transfers                 (653,887)   (439,862)     723,656    (99,219)
                                 ===============================================
Net assets available for
  benefits at December 31, 1996  $8,762,033  $8,488,241  $25,620,832 $3,433,365
                                 ===============================================


                                            SOGEN
                                  STRONG    INTER-NATISELIGMAN   NATIONS
                                  ADVANTAGE            FRONTIER   TREASURY    CASH       TOTAL
                                 -----------------------------------------------------------------

    Fund transfers                       -         -          -   201,861      2,963            -
                                 ------------------------------------------------------------------
Net assets available for

  benefits at December 31, 1995          -         -          -   323,349     14,528   33,084,452
    Net realized and unrealized
      gains (losses) on                 43    (3,136)    (1,776)        3          -    6,523,484
      investments

    Interest and dividend income        49         -          -    23,109          -      149,341
    Contributions:
      Participants                   2,390     5,522      6,810         -          -    8,247,677
      Sponsor                           32        27          7         -          -    2,261,253
    Benefit payments                     -         -          -         -          -   (3,113,444)
    Plan expenses                        -         -          -         -          -       (8,023)
    Fund transfers                  22,720    93,046    106,592   261,482    (14,528)           -
                                 ==================================================================
Net assets available for
  benefits at December 31, 1996    $25,234   $95,459   $111,633  $607,943          $  $47,144,740
                                                                                   -
                                 ==================================================================

           Health Management Associates, Inc., Retirement Savings Plan

4. INCOME TAX STATUS

The Plan has obtained a favorable determination letter as to its tax exempt status from the Internal Revenue Service. The Plan's sponsor is not aware of any action or event that has occurred which might affect the Plan's qualified status.

5. PLAN EXPENSES

Pursuant to the provisions of the Plan, all expenses incurred in administering the Plan are paid out of assets of the Plan unless paid or provided for by the Sponsor.

6. BENEFITS PAYABLE

Amounts allocated to withdrawn participants approximated $3,781,000 and $1,386,000 at December 31, 1996 and 1995, respectively.

7. RELATED PARTY TRANSACTIONS

The Stock Fund held investments in Sponsor securities with a market value of $24,845,239 and $15,745,127 as of December 31, 1996 and 1995, respectively.

                                                                   Schedule I


           Health Management Associates, Inc. Retirement Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                                                                          MARKET
               DESCRIPTION                    UNITS          COST          VALUE
------------------------------------------------------------------------------------
Health Management Associates, Inc. Common

  Stock                                       231,454     $13,956,102    $24,845,239

NationsBank Stable Capital Fund - Fixed       538,054       7,411,277      8,370,443

Nations Capital Growth Fund - Equity          545,107       8,835,279      8,617,795

Nations Balanced Assets Fund                  219,185       3,448,933      3,357,197

Nations Treasury Fund                         607,942         607,943        607,943

Seligman Frontier                               4,936         117,516        113,500

SoGen International                             2,550          98,803         95,459

Strong Advantage                                1,254          25,191         25,234
                                                        ==============================
                                                        $34,501,044      $46,032,810
                                                        ==============================

                                                                     Schedule II


           Health Management Associates, Inc. Retirement Savings Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                             CURRENT VALUE
                                                  PURCHASE                                    AT DATE OF
             DESCRIPTION OF ASSET                  PRICE      SELLING PRICE COST OF ASSET     TRANSACTION       NET GAIN
----------------------------------------------------------------------------------------------------------------------------

CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

EQUITY FUND
Nations Capital Growth Fund                    $         -    $1,880,963     $1,679,518      $1,803,315        $ 77,648
Nations Capital Growth Fund                      4,639,601             -      4,639,601       4,639,601               -

Nations Balanced Assets Fund                             -       652,757        633,748         633,134          19,623
Nations Balanced Assets Fund                     1,925,693             -      1,925,693       1,925,693               -

STOCK FUND

Health Management Associates, Inc. Common                -     2,821,620      1,672,221       2,374,789         446,831
  Stock
Health Management Associates, Inc. Common        7,364,525             -      7,364,525       7,364,525               -
  Stock

FIXED FUND
NationsBank Stable Capital Fund                          -     1,786,239      1,654,163       1,745,693          40,546
NationsBank Stable Capital Fund                  2,289,120             -      2,289,120       2,289,120               -

THERE WERE NO CATEGORY (I) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS, CATEGORY (II) - SERIES OF TRANSACTIONS OTHER THAN SECURITIES TRANSACTIONS OR CATEGORY (IV) - OTHER TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1996.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Health Management Associates, Inc.,
                                                    AS ADMINISTRATOR OF
                                            Health Management Associates, Inc.
                                                      Retirement Savings Plan

Date:  June 19, 1997                        By:   /s/ Robert E. Farnham
                                                -----------------------
                                                 Robert E. Farnham
                                                 Vice President
                                                 Corporate Controller

                                                        INDEX TO EXHIBITS

(23)    Consents of experts and counsel

        Consent of Ernst & Young is included as Exhibit 23.1 at page 21 of this Report.